Exhibit 21.1

     DATAMARK HOLDING, INC.

     Subsidiaries of the Registrant

     The Company has four operating subsidiaries DataMark Systems, Inc., WorldNow Online Network, Inc., Datamark Printing, Inc., and Sisna, Inc. DataMark Systems, Inc. and WorldNow Online Network, Inc. are Nevada corporations. DataMark Printing, Inc. and Sisna, Inc. are Utah Corporations. All are wholly owned (directly or through Datamark Systems, Inc.) by the Company.